SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

5 December 2003

03045558

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 18 2003
181
WASH, D.C.

Encs.

MASNET No. 8 OF 04.12.2003
Announcement No. 8

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding Of Director Of Subsidiary

Name of director of subsidiary:	Lim Shyong
Date of notice to company:	03/12/2003
Date of change of interest:	03/12/2003
Name of registered holder:	Lim Shyong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	(20,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.84
No. of shares held before the transaction: % of issued share capital:	154,760
No. of shares held after the transaction: % of issued share capital:	134,760

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: % of issued share capital:	1,540	154,760
No. of shares held after the transaction: % of issued share capital:	1,540	134,760
Total shares:	1,540	134,760

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 04/12/2003 to the SGX

MASNET No. 23 OF 02.12.2003
Announcement No. 23

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding Of Director Of Subsidiary

Name of director of subsidiary:	Ng Seng Sum
Date of notice to company:	02/12/2003
Date of change of interest:	27/11/2003
Name of registered holder:	Ng Seng Sum
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	(113,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.79
No. of shares held before the transaction: % of issued share capital:	119,700
No. of shares held after the transaction: % of issued share capital:	6,700

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: % of issued share capital:		119,700
No. of shares held after the transaction: % of issued share capital:		6,700
Total shares:		6,700

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 02/12/2003, the date of receipt of the notice to the SGX

MASNET No. 19 OF 02.12.2003
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel announces completion of Thailand-Indonesia-Singapore cable

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR02Dec03.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 02/12/2003 to the SGX

SingTel

News Release

SingTel announces completion of Thailand-Indonesia-Singapore cable

Singapore, 2 December 2003 – Singapore Telecommunications Limited (SingTel) today announced the completion of the TIS (Thailand-Indonesia-Singapore) cable network, a joint project with CAT Telecom Public Company Limited (CAT) of Thailand and PT. Telekommunikasi Indonesia Tbk (Telkom).

Spanning 1,100 km, the TIS cable network lands in Songkhla (Thailand), Batam (Indonesia) and Changi (Singapore), and is linked to SingTel's extensive submarine cable networks in Asia Pacific. It will begin to carry commercial traffic with immediate effect.

The US$36 million consortium cable system utilises SDH (Synchronous Digital Hierarchy) technology and has a capacity of 30 Gbps (Gigabits per second). The three partners have an equal share of the cable's bandwidth capacity. NEC Corporation was contracted to build the TIS cable in November 2002.

Mr Lim Toon, SingTel Chief Operating Officer, said: "The TIS project is significant as it is Telkom's first submarine cable system. SingTel is happy to partner Telkom in this noteworthy project and share our experience in the cable business. The successful completion of the TIS cable is a testimony of the excellent partnership among the three carriers.

"Indonesia and Thailand are markets with very strong growth potential. The new cable strengthens the telecommunications connectivity among Indonesia, Thailand and Singapore and will support the growing bandwidth demand from this region. The cable also enables SingTel to provide diversity to customers into and out of Indonesia and Thailand."

Currently, there are only a few cable networks that connect Indonesia and Thailand to the rest of Asia, and only APCN and SEA-ME-WE 3 link these two countries directly to Singapore.

SingTel has a 40 per cent interest in PT Bukaka SingTel International (BSI) which has KSO operation contracts with Telkom. BSI develops and operates basic fixed-line telecommunications facilities and services in the eastern area of Indonesia, including the islands of Bali, Lombok, Sulawesi, Maluku and Irian Jaya.

SingTel is also a partner with Telkom in Telkomsel, Indonesia's leading mobile communications operator, in which SingTel has a 35 per cent stake.

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SingTel

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving about 41 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.